Exhibit 99.2

January 2013

www.turquoisehill.com

The way we work

Our global code of business conduct

Turquoise Hill The way we work

Dear colleague,

The way we work

Turquoise Hill’s reputation for acting responsibly plays a critical role in our success as a business and our ability to generate shareholder value.

Our reputation stems from our four core values, which define the essence of who we are and who we will be: Accountability, Respect, Teamwork and Integrity.

These values are expressed through the principles and standards of conduct set out in

The way we work. They define the way we manage the economic, social and environmental challenges of our operations and are important to fulfilling our commitment to contribute to sustainable development.

Actions speak louder than words. The behaviour of each and every one of us will influence how well we perform and how the world views Turquoise Hill. The way we work is our conscience. Our conduct will bring about a success that we can all be proud to share – and one that everyone notices.

By working according to our values we will help sustain long term business success by encouraging more effective relationships and stimulating deeper contributions to our local communities.

Please take time to read and understand The way we work and use it as a continual reference in your work.

Kay Priestly

Chief Executive Officer

Turquoise Hill The way we work

Contents

About The way we work	4
Corporate responsibility and sustainable development	4
How to use The way we work	4
Application of The way we work	5
Who does it apply to?	5
Our responsibility	5
Implementation and compliance	6
Asking questions and reporting violations	6
Ethics-Point	7

The workplace	8
Safety	8
Health	8
Employment	8
Drugs and alcohol impairment	9
Security and business resilience	9

Human rights, communities and environment	10
Human rights	10
Communities and indigenous peoples	10
Land access	10
Environment	11

Business integrity	12
Conflicts of interest	12
Competition/Antitrust issues	12
Bribery and corruption	13
Gifts and entertainment	13
Fair business practices	14
International business	14
Insider trading	15

Turquoise Hill assets and information management	16
Internal controls and business records	16
Employee use of company property	16
Employee use of electronic resources	16
Confidential information	17
Intellectual property	18
Privacy	18

Government, media and investor relations	19
Government relations	19
Political involvement	19
Communicating with media and investors	19
Transparency	20

Turquoise Hill The way we work

About The way we work

Corporate responsibility and sustainable development

The way we work is our global code of business conduct. It contains principles and standards of conduct which reaffirm our commitment to corporate responsibility.

More than a decade has passed since the first edition of Rio Tinto’s The way we work was released in 1997. Expectations and regulations surrounding corporate responsibilities change and Rio Tinto’s business evolved. Consequently, The way we work was revised in 2003.

Turquoise Hill has used the third edition of Rio Tinto’s The way we work as the basis for our code of business conduct, also called The way we work. The way we work reflects our strong commitment to undertaking our business with integrity and requires us to stick to rigorous standards of corporate governance and contribute to sustainable development. In fact, our focus on sustainable development – on economic prosperity, social wellbeing, environmental stewardship and strong governance and integrity systems – provides the framework in which our business operates and runs as a major theme throughout this document.

Delivering on our sustainable development commitment means making sustainable development considerations an integral part of our business plans and decision making processes.

The way we work does not stand alone. The standards of conduct which it contains are inspired by Turquoise Hill’s four core values: Accountability, Respect, Teamwork and Integrity. It also brings in key elements of the voluntary commitments to which we subscribe.

Much of the content of The way we work is derived from, and supported by, Rio Tinto’s framework of policies and standards.

However, The way we work does not have sufficient detail to explain every aspect of all company policies and standards. We therefore must be mindful of our responsibility to be familiar not only with The way we work, but all supporting Turquoise Hill policies and standards relevant to our particular area of work.

Many concepts in The way we work are inter-related. We have attempted to cover topics only once.

The way we work has been adopted by the Turquoise Hill board after internal and external consultation. Turquoise Hill will continue to address issues as they emerge to ensure The way we work remains relevant into the future.

How to use The way we work

•	Know that The way we work applies to a broader group of people than just Turquoise Hill employees (see the section “Who does it apply to”);

•	Understand your responsibilities listed in the section “Our responsibility”;

•	Become familiar with the different topics covered in The way we work and how they are relevant to your particular area of work; and

•	Become aware of the available options in the section “Asking questions and reporting violations” so that you are prepared if you have a question to ask or wish to report a violation of The way we work.

Turquoise Hill The way we work

Application of The way we work

Who does it apply to?

The way we work applies to the directors, officers and employees of Turquoise Hill, its subsidiaries and related companies over which it has control.

Through appropriate contractual arrangements and procurement principles, consultants, agents, contractors and suppliers of Turquoise Hill are equally expected to comply with The way we work in all their dealings with or on behalf of Turquoise Hill. We should ensure that they are aware of the contents of The way we work either by referring them to the version on Turquoise Hill’s website www.turquoisehill.com or providing them with a paper copy in the absence of internet access.

Turquoise Hill believes that the principles in The way we work are universal. So, in our dealings with joint venture partners, we will make every effort to ensure that the standards of conduct in The way we work are respected at all times.

Throughout The way we work, the term “company”, “business” or “Turquoise Hill” refers to Turquoise Hill Resources Ltd. and any subsidiaries, related companies or other legal entities in which Turquoise Hill Resources Ltd. holds a controlling interest.

Our responsibility

Each of us has a responsibility to work with integrity when acting on behalf of Turquoise Hill.

In every country in which we operate, all Turquoise Hill personnel are expected to comply with the law, The way we work and Turquoise Hill policies and standards. Ignorance of the law is not an acceptable reason for non compliance, so we must all be familiar with the applicable laws that relate to our work.

There are several questions that we should ask ourselves when confronted with a business decision:

•	Is it legal?

•	Are my actions consistent with The way we work and associated Turquoise Hill policies and standards?

•	Will there be any direct or indirect negative consequences for Turquoise Hill?

•	What would my family, friends or neighbors think of my actions?

•	Would I prefer to keep this secret?

•	Would I want my actions reported on the front page of the newspaper?

If you do not feel comfortable with any of the answers, then the best response is not to do it. If you are unsure about what to do, you should refer to the relevant section of The way we work, speak with your manager or, if preferred, get in touch with any of the other points of contact indicated in this document.

If you are in doubt about whether to apply The way we work or the laws of your local jurisdiction, use the more stringent of the two or contact Turquoise Hill Legal for guidance.

Should you become aware of conduct which is in violation of the law, The way we work or Turquoise Hill policies and standards, you have a responsibility (subject to local laws) to report it using one of the reporting mechanisms set out in the section “Asking questions and reporting violations”.

Violating the law, The way we work or Turquoise Hill policies and standards may result in disciplinary action, up to and including dismissal. In addition, any consultant, agent, contractor or supplier who fails to respect The way we work may see their contract terminated or not renewed.

Turquoise Hill The way we work

Application of The way we work continued

Those in managerial positions have a special responsibility to lead with integrity by example. They should seek to ensure that employees and contractors under their oversight are aware of and comply with The way we work.

Implementation and compliance

We have a set of standards and management systems in place aimed at ensuring The way we work is properly implemented and complied with.

An effective code of conduct, like The way we work, is more than a paper or electronic document. It must have a vitality of its own by being known to all employees and living through their actions.

The centrepiece of our compliance programme is the Turquoise Hill Compliance standard. It provides a framework for compliance with the law, The way we work and our policies, standards and voluntary commitments. Our compliance framework requires:

•	Corporate commitment and accountability;

•	Identification of compliance obligations and risks;

•	Management of those risks;

•	Productive prevention (e.g. training and operating procedures);

•	Investigations and follow up;

•	Monitoring and reviews; and

•	Reporting and record keeping.

Asking questions and reporting violations

There are a range of options available to employees who have questions to ask or who wish to report violations of the law, The way we work or related policies and standards.

You can:

•	Talk to your manager or supervisor. This is often the best person to contact first;

•	Speak to Human Resources personnel at your operating site;

•	In appropriate circumstances, contact Turquoise Hill Legal; or

•	Use the Ethics-Point or other designated system (see details opposite).

All information obtained through the above reporting channels will be followed up. No action will be taken against anyone for reporting in good faith a suspected violation of the law or Turquoise Hill policies.

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Application of The way we work continued

Ethics-Point

Turquoise Hill employees have access to Ethics-Point (or, in certain cases, a comparable reporting system), a free telephone line and internet portal to raise serious issues and inappropriate behaviour to the attention of senior management. Whether it is fraud; discrimination; harassment; violence; legal, policy or regulatory violations; or environmental issues, employees can speak to someone about it.

Ethics-Point is available 24 hours a day, 365 days a year. The calls are answered by trained interviewers. Anyone using this service does not have to give their name. The interviewers then report the call or internet report to senior management, the matter is investigated and appropriate action taken. Every month, summaries of the calls are sent to the chief executive and Turquoise Hill Legal.

We won’t tolerate any form of recrimination against employees who use Ethics-Point in good faith.

Some countries impose limitations on company hotlines and, in those countries, Ethics-Point will be managed to comply with local requirements.

Information on Ethics-Point, or other similar whistle-blowing system, including local contact telephone numbers, is available at each operating site.

Turquoise Hill The way we work

The workplace

Safety

We are committed to an incident and injury free workplace. Our goal is zero harm.

Everyone’s behaviour contributes to an incident and injury free workplace; full and consistent implementation of Turquoise Hill’s safety standards, systems and procedures is required wherever we operate.

Turquoise Hill is building a sustainable safety culture that requires visible and committed leadership, a high level of participation from employees and contractors, and the development of a learning and an actively caring workplace. Our Health, Safety and Environment (HSE) risk framework requires us to focus on hazard identification, risk analysis and risk management, including identifying low likelihood events that if they happened, could have major consequences.

Health

We are committed to protecting health and wellbeing.

Turquoise Hill recognises that healthy and productive employees are essential to our success and we are committed to preventing new cases of occupational illness. We have a set of core health standards addressing our most important health issues, which are implemented through education, training, systems and procedures.

Employment

We respect the rights and dignity of employees throughout our own operations and those of our business partners.

Respect is central to a harmonious workplace, where the rights of employees are upheld and where their dignity is affirmed, free of intimidation, discrimination or coercion of any kind.

Therefore, we:

•	Prohibit discrimination on the basis of race, gender, national origin, religion, age, sexual orientation, politics, or on the basis of any personal characteristic protected by law, yet retain the right of Turquoise Hill to make exceptions to favour local employment where local laws provide;

•	Value diversity highly, and welcome employees from a wide range of cultures and races, as well as treating genders equally;

•	Forbid using inappropriate language in the workplace, including profanity, swearing, vulgarity or verbal abuse;

•	Do not allow coercion or intimidation in the workplace;

•	Oppose and do not permit the use of, forced or child labour;

•	Recognize the right of all employees to choose to belong or not belong to a union and to seek to bargain collectively;

•	Implement equitable and transparent remuneration systems; and

•	Work to improve employment skills and competencies by regular performance reviews and undertaking education, training and coaching as appropriate.

Turquoise Hill The way we work

The workplace continued

Sexual or workplace harassment is not tolerated at Turquoise Hill. Sexual harassment may include unwanted sexual advances, sexual jokes, subtle or overt pressure for sexual favours, sexual innuendoes, and offensive propositions. Workplace harassment includes threats, intimidation, bullying, and subjecting individuals to ridicule or exclusion.

Drugs and alcohol impairment

We must not possess or consume illegal drugs, or be impaired by alcohol or drugs, while working on Turquoise Hill business or premises.

For the safety, wellbeing and productivity of our employees, it is essential that we make the best decisions. We also need to keep sharp to be competitive in today’s business environment. Therefore, we want our judgment to be clear and unimpaired by drugs or alcohol at all times.

Security and business resilience

We are committed to protecting our employees, assets and reputation, and ensuring the resilience of our operations when confronted by crises, site disasters or any instance that might affect business continuity.

Good security and resilience in a crisis allows Turquoise Hill to operate effectively by ensuring we are able to sustain our ability to create value.

Turquoise Hill The way we work

Human rights, communities and environment

Human rights

We support and respect human rights consistent with the Universal Declaration of Human Rights and seek to ensure we are not complicit in human rights abuses committed by others.

We promote sound relationships and avoid civil conflict wherever we are. Turquoise Hill respects and supports the dignity, wellbeing and rights of Turquoise Hill employees, their families and the communities in which we operate.

Where those rights are threatened, we seek to have international standards upheld and avoid situations that could be interpreted as tolerating human rights abuses.

Communities and indigenous peoples

We set out to build enduring relationships with our neighbours that demonstrate mutual respect, active partnership, and long term commitment.

Wherever we operate, our community relations work is integrated into project and operational planning. We do our best to accommodate the different cultures, lifestyles, preferences, heritage and perceptions of our neighbours.

We respect the diversity of indigenous peoples, acknowledging the unique and important interests that they have in the land, waters and environment as well as their history, culture and traditional ways.

We promote collaborative engagement at international, national, regional, and local levels. We work hard to ensure that communities are consulted, in a format and language they understand, before we open new operations, while we run existing ones and when we close them at the end of their productive lives. We want local communities to actively participate in the economic activity resulting from our operations and we support regional and community based projects that contribute to sustainable development, without creating dependency.

Land access

We seek to get the widest possible support for our proposals throughout the lifecycle of our activities.

We access and use land, rehabilitate unavoidable impacts and work with local communities and indigenous peoples to help with their needs in the most effective manner we can. This generally involves ongoing consultation with local and indigenous people, public authorities and others affected.

We accept that the response we get may sometimes result in our not exploring land or developing operations, even if legally permitted to do so.

We are thorough in assessing the effects of our activities in advance, particularly in areas of high conservation or heritage value. We aim to work with others to monitor and mitigate our impact.

Claims to land can be based on customary tenure as well as statutory law. Local and national land use policies may also differ.

Our goal is to bridge gaps between legislated and customary arrangements by understanding the issues involved. Where property is directly affected, the consequences will be assessed and appropriate compensation mutually agreed.

Turquoise Hill The way we work

Human rights, communities and environment continued

Environment

Excellence in environmental performance and product stewardship is essential to our business success.

We operate in a manner such that we meet internationally recognised environmental standards and commitments, and our material subsidiaries are ISO14001 (Environmental Management System) compliant.

We have standards, strategies, targets and systems to manage environmental risks. Wherever possible we prevent, or else minimise, reduce and remedy the disturbance of the environment.

We take a strategic approach to driving improved environmental performance in key areas such as:

•	Managing and protecting biodiversity: By minimising the impact of our mining activities on biodiversity, we strive to protect the ecosystems on which we depend. We are committed to having a net positive impact on biodiversity.

•	Climate change: Emissions of Sustainable water management: Access to affordable water is critical to Turquoise Hill’s operations. Future access depends on our performance and reputation in managing water responsibly and in a sustainable manner.

•	Climate change: Emissions of greenhouse gases (GHGs) resulting from human activities are contributing to climate change. Minimising human caused changes to the climate is an important international goal. We take a proactive and practical approach to achieve GHG emissions reductions from our operations. We also work with customers to reduce emissions associated with our products.

Turquoise Hill The way we work

Business integrity

Conflicts of interest

We must ensure our personal activities and interests do not conflict with our responsibilities to Turquoise Hill. It is important that even the appearance of a conflict of interest be avoided.

A conflict of interest can exist if you have a personal interest in a decision being made where that decision should be made free from bias and in the best interests of Turquoise Hill. If you think that you could be in a conflict of interest situation, you should immediately disclose all relevant details to your manager.

Conflicts of interest may involve, among other things:

•	Outside work or employment;

•	An outside business relationship, or interest in, a supplier, customer or competitor;

•	A business relationship on behalf of Turquoise Hill with any person who is a relative or a personal friend, or with any company controlled by such a person;

•	A position where you have influence or control over the job evaluation or compensation of any person who is a relative or romantic partner;

•	Personal use or sharing of Turquoise Hill confidential information for profit, such as buying or selling, or advising others to buy or sell Turquoise Hill property, products or raw materials on the basis of this information; and

•	An acceptance of personal benefits, such as something more than a modest gift or entertainment, from a person or organisation dealing, or expecting to deal, with Turquoise Hill in any type of business transaction.

Common sense and good judgment must be exercised to avoid any perception of a conflict of interest.

Competition/Antitrust issues

Turquoise Hill is committed to the principles of free and fair competition.

It is our policy to compete vigorously and effectively while always complying with the applicable competition/antitrust laws and regulations in all countries in which we operate.

In accordance with the requirements of Turquoise Hill’s Antitrust standard, we:

•	Keep contact with our competitors to a minimum;

•	Do not disclose, seek from, or exchange with competitors any commercially sensitive information such as: price, contract negotiations, capacity, production costs, commercial strategies or plans, bidding intentions, customers and market share;

•	Do not discuss commercially sensitive information in joint ventures with competitors or potential competitors unless it relates to the specific venture;

•	Do not discuss commercially sensitive information when participating in trade or industry associations;

•	Undertake benchmarking exercises between competitors or potential competitors, only with prior approval from Turquoise Hill Legal; and

•	When selling products to, or purchasing products from, a competitor, only exchange information that is legitimately required to complete the transaction.

If in doubt about the appropriate action to take, speak to Turquoise Hill Legal.

Turquoise Hill The way we work

Business integrity continued

Bribery and corruption

Turquoise Hill prohibits bribery and corruption in all forms, whether direct or indirect.

We do not offer, promise, give, demand or accept anything of value, whether directly or indirectly, to or from:

•	A government official;

•	A political candidate, party, or party official;

•	A community leader or other person in a position of public trust; or

•	Any private sector employee (including a person who directs or works for a private sector enterprise in any capacity)

in order to obtain, retain or direct business or to secure any other advantage in the conduct of business.

We must also be aware of the potential for commercial agency arrangements and charitable contributions to be used as a cover for bribery. All agency arrangements and charitable contributions can only be made in accordance with Turquoise Hill’s Business integrity and Antibribery due diligence standards.

Certain countries allow what is known as “facilitation payments” as an exception that is permitted under the local law; however, Turquoise Hill prohibits making facilitation payments.

If you are in doubt about the legitimacy of a payment that you have been requested to make, including facilitation payments, seek the advice of Turquoise Hill Legal.

Gifts and entertainment

Gifts and entertainment given and received as a reward or encouragement for preferential treatment are not allowed.

In certain circumstances, the giving and receiving of modest gifts and entertainment is perfectly acceptable. A business meal, for example, can provide a relaxed way of exchanging information. Nonetheless, depending on their size, frequency, and the circumstances in which they are given, they may constitute bribes, political payments or undue influence.

The key test we must apply is whether gifts or entertainment could be intended, or even be reasonably interpreted, as a reward or encouragement for a favour or preferential treatment. If the answer is yes, they are prohibited under Turquoise Hill policy. Exchanges of gifts and entertainment, including the payment of travel expenses, must be in accordance with Turquoise Hill’s Business integrity standard.

In all circumstances, every action must comply with local laws. If you are unsure as to the appropriateness of any gift or entertainment, seek the advice of Turquoise Hill Legal.

Turquoise Hill The way we work

Business integrity continued

Fair business practices

It is our policy to carry out our business fairly and with integrity.

In our dealings with customers, we must be clear, concise and fair. Where comparisons are permitted by law, we must fairly compare our products, services or employees to those of our competitors. We must also ensure our products meet all relevant legal standards for health and safety.

In procurement, Turquoise Hill expects to participate in a fair and competitive marketplace. We provide a fair evaluation and selection process to all prospective suppliers.

We require our suppliers to maintain their own policies that support fair competition and integrity, require adherence to applicable laws, standards and regulations, and prohibit giving or receiving bribes, with a process for assuring compliance.

International business

We operate on a global basis and are therefore subject to national and local laws, regulations and risks that vary from one country to another. In particular, we must:

•	Ensure that payments made to agents or distributors are always for services rendered and are reasonable according to the nature of those services;

•	Ensure that taxes and duties paid to public officials are legitimate and do not constitute bribery;

•	Never expand business into a foreign country where Turquoise Hill has not previously done business, without assessing risk and discussing it with management and Turquoise Hill Legal;

•	Be aware of dealings with countries that are involved in conflicts or that are subject to international sanctions;

•	Observe all export regulations that govern the shipment of Turquoise Hill’s products and services to the importing country, as well as international trade agreements that apply; and

•	Consult Turquoise Hill Legal for specific guidelines to deal with cross border management of Turquoise Hill’s business (including membership on the boards of directors of companies located in foreign countries).

Turquoise Hill The way we work

Business integrity continued

Insider trading

When in possession of inside information, we must not trade in securities (eg shares, options, etc), or disclose such information to family, friends or any other person. We must also ensure that when handling such information we do so with the appropriate care.

Turquoise Hill has rules that govern directors and employees with access to “inside information”, in their dealings in Turquoise Hill securities. These rules require those people to seek clearance from the company secretary before dealing to ensure that they do not hold inside information. Clearance is not given during “close periods” immediately preceding the announcement of annual and interim results. Any dealings on behalf of a director or employee insider by family members and other “connected persons” are also governed by the rules.

If you have access to inside information, you must not trade in securities, or disclose such information to others including your family members. You must also take all reasonable steps to ensure that the information remains confidential.

Inside information means information which is not generally available and, if it were generally available, would be likely to:

•	Have a significant effect on the price of Turquoise Hill securities or the securities of other companies; or

•	Influence persons in deciding whether or not to buy or sell those securities.

Inside information may include, for example, information about: financial results; major acquisitions; joint ventures; significant capital projects; important contracts; takeover bids; production figures; and sales details.

Turquoise Hill The way we work

Turquoise Hill assets and information management

Internal controls and business records

All Turquoise Hill records must give a true and fair view of the state of our business affairs.

We must ensure that all financial transactions are properly recorded in compliance with Turquoise Hill’s accounting procedures. Keeping true and accurate records also extends to all non financial business records from exploration, through operations, to site closure.

We must not intentionally cause Turquoise Hill’s records to be incorrect in any way, nor create or participate in the creation of any records that are intended to conceal anything improper.

We maintain a sound system of internal control which includes risk analysis and review of our financial, operational and compliance controls. We follow appropriate accounting and reporting policies, apply them consistently and use reasonable and careful judgement.

Employee use of company property

Turquoise Hill property and financial resources are for the sole use of Turquoise Hill.

Therefore, we must not:

•	Obtain, use or divert Turquoise Hill property or financial resources for personal use or benefit;

•	Alter or destroy Turquoise Hill property without proper authorization; or

•	Remove Turquoise Hill property or use Turquoise Hill services without prior management approval.

Some activities may have benefits to Turquoise Hill as well as to an individual employee and the distinction between the two may be difficult to establish. So it is important that your manager approve, in advance, any use of property or services that is not solely for the benefit of Turquoise Hill.

Employee use of electronic resources

Electronic resources provided by Turquoise Hill must be used responsibly, appropriately and ethically.

“Electronic resources” include, for example, email, instant messenger, telephone, fax and voice mail, internet and network access, databases, two way radios, and closed circuit television.

Turquoise Hill The way we work

Turquoise Hill assets and information management continued

Employee use of electronic resources continued

We must never engage in inappropriate use of Turquoise Hill electronic resources. Some examples of inappropriate use include:

•	Any use that relates to material which is offensive, sexually explicit, defamatory, discriminatory, abusive, harassing or violent;

•	Knowingly causing any material (including software) to be used, copied or distributed in breach of confidentiality or copyright obligations;

•	Online gambling;

•	Engaging or assisting in unlawful activities;

•	Engaging in activities for the purposes of private profit;

•	Engaging in unauthorized not for profit activities;

•	Deleting or attempting to destroy electronic records which are, or are reasonably likely to be, required in evidence in a legal proceeding or regulatory investigation; and

•	Intentionally introducing a computer virus.

Incidental personal use of Turquoise Hill electronic resources is permitted if it is moderate and does not interfere with work duties. Abuse of this privilege is regarded as misconduct.

Turquoise Hill reserves the right to monitor and block the use of the internet, email and other electronic resources at any time to the extent permitted by local legislation. Turquoise Hill must retain anything that may constitute a business record (such as electronic documents and email) for as long as necessary, even after the departure of the employee who produced the business record.

An individual’s password must be kept secure at all times and must not be shared with other staff members.

Confidential information

We must always protect Turquoise Hill’s confidential information as well as the confidential information entrusted to us by others (e.g. customers and suppliers).

“Confidential information” includes, for example: technical information about products or processes; vendor lists or purchase prices; cost, pricing, marketing or service strategies; non public financial reports; and information related to asset sales, mergers and acquisitions.

In safeguarding confidential information, we must:

•	Be careful where and when we discuss Turquoise Hill confidential information;

•	Be careful about how and where we store it;

•	Not disclose or use any of it for personal profit or advantage; and

•	Enter into confidentiality agreements with persons outside Turquoise Hill before discussing what is confidential.

When approached with any offer of, or request for, confidential information, it is important that both parties understand and accept conditions under which the information may be received.

Turquoise Hill The way we work

Turquoise Hill assets and information management continued

Intellectual property

Turquoise Hill protects its intellectual property and respects the intellectual property rights of others.

Intellectual property includes: patents, copyrights, trademarks and trade secrets. The owners of intellectual property have rights granted to them under the law. Our trademarks and other forms of intellectual property are among Turquoise Hill’s most valuable assets. In order to protect them, we must:

•	Become familiar with all internal policies and procedures relating to intellectual property and brand use;

•	Be aware of potential infringement of our intellectual property rights (e.g. unauthorized use) by employees, customers, suppliers and competitors;

•	Not allow our customers, suppliers, or business partners to use any Turquoise Hill name or brand without appropriate approval; and

•	ensure that third parties sign a secrecy agreement as necessary to protect our intellectual property.

We must also respect the intellectual property rights of others, such as our suppliers and customers. This is particularly important to remember before we copy or distribute written or electronic materials.

Privacy

Turquoise Hill regards the lawful and correct treatment of personal information as being of utmost importance.

“Personal information” is all information relating to any identifiable individual. We must protect the personal information of our current and former shareholders, directors, employees, suppliers, customers and any associated family or next of kin information collected for business purposes.

In accordance with the requirements of applicable privacy and data protection laws, personal information is subject to controls to prevent unauthorized or unlawful processing, accidental loss, destruction or damage.

Turquoise Hill The way we work

Government, media and investor relations

Government relations

We conduct ourselves according to the highest ethical standards in our dealings with governments.

Government relations include all contacts in the course of business with governments, their agencies and representatives, in national and local jurisdictions around the world. In our interactions with governments, we:

•	Will cooperate with every legitimate government request for information or cooperation in regulatory investigations while asserting Turquoise Hill’s basic legal rights, such as representation by counsel;

•	Must take appropriate steps to protect confidentiality when submitting information to any authority;

•	Must not retain a government employee to perform services except under written contract with the government specifying the legitimate nature of the services to be provided. In some countries, hiring a government employee for any work is prohibited; and

•	Limit gifts to, or entertainment of, government representatives so that we neither violate the law nor compromise – or appear to compromise – the individuals involved or Turquoise Hill in any way.

Speak to your manager or Turquoise Hill Legal if you have any questions about your interactions with government representatives.

Political involvement

Turquoise Hill does not, directly or indirectly, participate in party politics nor make payments to political parties or individual politicians.

Turquoise Hill communicates views to governments and others on matters affecting its business interests and those of shareholders, employees and others involved in our activities. By furthering public dialogue, we contribute to the development of sound legislation and regulation that is relevant and appropriate to our business interests.

Nothing in Turquoise Hill’s policy seeks to restrict individuals acting in their personal capacity as citizens from participating in the political process.

Communicating with media and investors

We communicate with the media and investors in an accurate and consistent manner.

Communicating with the media, investors and analysts is the responsibility of Turquoise Hill spokespersons. Any approach by such parties must be referred to Media Relations and/or Investor Relations as appropriate.

Turquoise Hill spokespersons must demonstrate high standards of integrity and transparency, while refraining from unauthorised or selective disclosure of proprietary or non public information.

We must not present our personal views as being those of Turquoise Hill.

Turquoise Hill The way we work

Government, media and investor relations continued

Transparency

We are committed, in principle and in practice, to maximum transparency consistent with good governance and commercial confidentiality.

Turquoise Hill issues information in a timely way on the company’s operational performance and financial condition. We verify its accuracy and avoid selective disclosure. We give required information to relevant agencies in the countries where Turquoise Hill businesses operate and widely disseminate it where Turquoise Hill shares are traded, through the media as well as directly, including on our own websites.

Turquoise Hill makes immediate disclosure of any information that could reasonably be expected to have a material effect on its share price so that trading in its securities can take place in an informed market. Employees must report any matter that may have a material effect on the Turquoise Hill’s securities to their manager as soon as they become aware of it.

Note on “waivers”: It would only be in very rare circumstances that Turquoise Hill would consider granting a waiver of The way we work. Where a waiver is sought for a company director or senior executive officer, such application could only be granted by the Board and, if granted, would be disclosed to shareholders. Waivers for any other person would be considered by Turquoise Hill Legal and, if granted, would be reported to the Board.

© Turquoise Hill Resources Ltd. 2013